SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Announces the General Shareholders’ Meeting” dated on March 08, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the General Shareholders’ Meeting

March 08, 2006 (05 pages)

For more information, contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL:	www.telefonica.com.br

(São Paulo, Brazil – March 08, 2006) - The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the General Shareholders’ Meeting to be held on March 30, 2006, at 11:00 a.m., at the Company’s headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

1.	Be posted by the Managers on the results, asses, discuss and vote on the Financial Statements of the Company and its subsidiaries, related to the fiscal year ended on December 31, 2005;

2.	Deliberate on the allocation of the results of the fiscal year 2005;

3.	Approve the capital budget of the Company for the fiscal year 2006;

4.	Appoint the members of the Audit Committee;

5.	Appoint the members of the Board of Directors;

6.	Determine the remuneration of the members of the Management, the Board of Directors and the Audit Committee.

GENERAL INSTRUCTIONS

A)	The corresponding powers-of-attorney for the Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho 851, 14th floor, São Paulo-SP (at Gerência Jurídica Societária, telephones: 3549-7421 and 3549-7423), on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on March 28, 2006 at 11:00 hours; in the case of entities, the powers-of-attorney must annex the corresponding documents or company’s acts that grant such representation.

B)	The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity from March 28, 2006 on, inclusive.

C)	According to CVM’s instructions nº165 and nº282, the minimum percentage of participation in the voting capital stock to request the adoption of the multiple voting process for the appointment of the Board of Directors is 5% (five percent).

D)	The relevant documents related to the agenda that will be discussed in the Shareholders’ Meeting are available to the shareholders at the aforementioned address and time.

São Paulo, March 08, 2006

Fernando Xavier Ferreira

Chairman, Board of Directors

Annex

“Proposal from the Management for the Allocation

of the Results of Operations of the Fiscal Year 2005

In accordance with the current legal regulation about the subject, the Management proposes that the allocation of the Net Income of the year, amounting to R$2,541,947,348.16 (two billion, five hundred forty one million, nine hundred forty seven thousand, three hundred forty eight reais and sixteen cents) accounted in the “Retained Earnings” account of the Balance Sheet as of December 31, 2005, shall be as follows:

Net Income of the year	2,541,947,348.16
Intermediary Dividends granted on April 01, 2005	(1,500,000,000.00)
Interest on the Company’s net worth granted on April 01, 2005	(359,000,000.00)
Intermediary Dividends granted on September 19, 2005	(1,290,000,000.00)
Interest on the Company’s net worth granted on September 19, 2005	(241,000,000.00)
Interest on the Company’s net worth granted on December 12, 2005	(380,000,000.00)

Exceeding value over the Net Income of the Year	(1,228,052,651.84)

1. LEGAL RESERVE

In accordance with the article 193 of Law # 6404/76, the Company chose not to allocate a value for legal reserve, since the current balance of the legal reserve added to the balance of the capital reserves exceeds 30% of the capital stock, according to the established on the 1st paragraph pf the same aforementioned article.

2. INTERMEDIARY DIVIDENDS

In accordance with the article 7, in conjunction with articles 22, 27 and 28 of the Company’s Bylaws, as well as articles 204 and 205 of the Law # 6404/76, the Management granted the allocation of intermediary dividends from April 20, 2005 on in the amount of R$1,500,000.00 (one billion, five hundred million reais) based on retained earnings of the last annual balance sheet for the common and preferred shareholders registered as such by the end of the day on April 01, 2005. After that date, the shares were considered as “ex-dividends”. This dividend was charged to the mandatory minimum dividend for the fiscal year 2005.

On September 19, 2005, the Management granted the allocation of intermediary dividends from October 24, 2005 on in the amount of R$1,290,000,000.00 (one billion, two hundred ninety million reais) based on the financial statements as of June 30, 2005 for the common and preferred shareholders registered as such by the end of the day on September 19, 2005. After that date, the shares were considered as “ex-dividends”. This dividend was charged to the mandatory minimum dividend for the fiscal year 2005.

3. INTEREST ON COMPANY’S NET WORTH

In accordance with the terms of article 7 combined with articles 22, 27 and 29 of the Company’s bylaws, as well as article 202, items I, II and III of the Law # 6404/76, the Management approved the allocation of an amount of R$359,000,000.00 (three hundred fifty nine million reais) as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend for the fiscal year 2005, set in accordance with article 9 of the Law # 9249/95. Once withheld the income tax, it results in an amount of R$305,150,000.00 (three hundred five million, one hundred fifty thousand reais), declared to the shareholders on April 01, 2005, based on the shareholder registry by the end of the day on April 29, 2005, distributed as follows:

Interest on Company’s Net Worth	359,000,000.00
(-) Withholding Income Tax:	(53,850,000.00)

Net Value of Interests attributed on Dividends	305,150,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	112,742,699.84
Preferred Shares	246,257,300.16
(-) Withholding Income Tax	(53,850,000.00)

Net value of the interest attributed to dividends	305,150,000.00

On September 19, 2005, the Management approved the allocation of an amount of R$241,000,000.00 (two hundred forty one million reais) as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend for the fiscal year 2005, set in accordance with article 9 of the Law # 9249/95. Once withheld the income tax, it results in an amount of R$204,850,000.00 (two hundred four million, eight hundred fifty thousand reais), declared to the shareholders based on the shareholder registry by the end of the day on September 19, 2005, distributed as follows:

Interest on Company’s Net Worth	241,000,000.00
(-) Withholding Income Tax:	(36,150,000.00)

Net Value of Interests attributed on Dividends	204,850,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	75,336,998.75
Preferred Shares	165,663,001.25
(-) Withholding Income Tax	(36,150,000.00)

Net value of the interest attributed to dividends	204,850,000.00

According with article 9 of the Law 9249/95 and Edict # 207/96 of the Comissão de Valores Mobiliários, on December 12, 2005, the Management approved the allocation of an amount of R$380,000,000.00 (three hundred eighty million reais) as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend for the fiscal year 2005. Once withheld the income tax, it results in an amount of R$323,000,000.00 (three hundred twenty three million reais), declared to the shareholders based on the shareholder registry by the end of the day on December 30, 2005, distributed as follows:

Interest on Company’s Net Worth	380,000,000.00
(-) Withholding Income Tax:	(57,000,000.00)

Net Value of Interests attributed on Dividends	323,000,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	118,788,628.73
Preferred Shares	261,211,371.27
(-) Withholding Income Tax	(57,000,000.00)

Net value of the interest attributed to dividends	323,000,000.00

The exempt shareholders will receive the full amount of the Interest on Company’s Net Worth, disregarding the income tax withholding.

4. RETAINED EARNINGS

The net income of the year was fully absorbed by the allocation of the retained earnings, dividends and interest on the Company’s net worth, and as a consequence of those allocations,

a fraction of the past retained earnings was used representing an amount of R$1,228,052,651.84 (one billion, two hundred twenty eight million, fifty two thousand, six hundred fifty one reais and eighty four cents).

5. DIVIDEND AND INTEREST ON THE COMPANY’S NET WORTH PAYMENT

The distribution of dividends and interest on Company’s net worth is shown as follows:

a) Intermediary Dividends, granted in accordance with articles 7 and 28 of the Company’s Bylaws and articles 204 and 205 of the Law # 6404/76 and in the amount of R$1,500,000,000.00 (one billion, five hundred million reais) started to be paid on April 20, 2005 to the shareholders registered as such by the end of the day on April 01, 2005:

Type of share	Common	Preferred (*)
Dividends per lot of thousand shares	2.849438590591	3.134382449650

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

b) Intermediary Dividends, granted in accordance with articles 7 and 28 of the Company’s Bylaws and articles 204 and 205 of the Law # 6404/76 and in the amount of R$1,290,000,000.00 (one billion, two hundred ninety million reais) started to be paid on October 24, 2005 to the shareholders registered as such by the end of the day on September 19, 2005:

Type of share	Common	Preferred (*)
Dividends per lot of thousand shares	2.457954167886	2.703749584675

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

c) Interest on the Company’s net worth, charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 29 and in the amount of R$359,000,000.00 (three hundred fifty nine million reais) started to be paid on October 24, 2005 to the shareholders registered as such by the end of the day on April 29, 2005:

Interest on Company’s Net Worth	359,000,000.00

Common Shares	112,742,699.84
Preferred Shares	246,257,300.16
(-) Withholding Income Tax	(53,850,000.00)

Net Value of Interests attributed to Dividends	305,150,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	0.681965636014	0.579670790612
Preferred shares (*)	0.750162199615	0.637637869673

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

d) Interest on the Company’s net worth, charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 29 and in the amount of R$241,000,000.00 (two hundred forty one million reais), started to be paid on October 24, 2005 to the shareholders registered as such by the end of the day on September 19, 2005:

Interest on Company’s Net Worth	241,000,000.00

Common Shares	75,336,998.75
Preferred Shares	165,663,001.25
(-) Withholding Income Tax	(36,150,000.00)

Net Value of Interests attributed to Dividends	204,850,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	0.459199189504	0.390319311079
Preferred shares (*)	0.505119108454	0.429351242186

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

e) Interest on the Company’s net worth, charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 29 and in the amount of R$380,000,000.00 (three hundred eighty million reais), to the shareholders registered as such by the end of the day on December 30, 2005. The payment will be made on the date set by the General Shareholders’ Meeting::

Interest on Company’s Net Worth	380,000,000.00

Common Shares	118,788,628.73
Preferred Shares	261,211,371.27
(-) Withholding Income Tax	(57,000,000.00)

Net Value of Interests attributed to Dividends	323,000,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	0.724048514571	0.615441237386
Preferred shares (*)	0.796453366028	0.676985361124

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

6. CAPITAL STOCK

The Capital Stock of the Company at the end of the fiscal year was R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven reais and eighty eight cents), divided in 165,320,206 common shares and 328,272,072 preferred shares, totaling 493,592,278 shares, all at par value.”

CAPITAL BUDGET FOR 2006 – The Board of Directors approved the proposal for the Capital Budget of the Company for 2006, in the amount of R$1,756,398,257.61 (one billion, seven hundred fifty six million, three hundred ninety eight thousand, two hundred fifty seven reais and sixty one cents), pending further deliberation of the General Shareholders’ Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: March 08, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director